Exhibit 99.1
New Survey Reveals that Consumers Want Digital Ads to Carry a “Privacy Guaranteed” Seal

Through a third-party online market research survey with 1,000 respondents, Perion highlights consumer sentiment around favoritism for a brand protecting their privacy and guaranteeing it in real-time

TEL AVIV & NEW YORK – December 15, 2021 – Perion Network Ltd. (Nasdaq: PERI), a global advertising technology company that delivers holistic solutions across the three main pillars of digital advertising – ad search, social media and display / video / CTV advertising – today released insights from its survey fielded by Lucid regarding consumer reactions to new technology that alerts them of their privacy-invading ads.

The responses are from 1000 participants ranging from age 18 to 70 across the United States, matched to the general population by gender and age. The survey conducted by Lucid identified how consumers feel when an advertisement is following them, and if they would favor a brand that visibly protects their privacy with a seal of protection on the advertisement. Based on the results, consumers prefer to have the ability to avoid advertisements that are tracking them and engage with those that do not.

Key Findings
●	74% of respondents would like advertisements to have a clearly visible seal guaranteeing that the brand is not tracking.
●	87% of respondents said they have noticed when an advertisement follows them around. Of those, 46% find it suspicious, 41% think it is creepy and 40% are annoyed by it.

●	83% of people are unhappy that they do not know if a brand is tracking them.
●	53% of consumers favor brands who protect their privacy.

Recognizing the reality of privacy regulations and guidelines and consumer sentiment, Perion’s data scientists developed a proprietary AI technology - SORT™, or Smart Optimization of Responsive Traits. The platform pulls signals across all advertising channels and optimizes traffic at scale, yielding superior engagement metrics and KPIs while protecting consumer privacy.

“Consumers are increasingly aware of the intrusion of targeted ads, and how their privacy is being compromised” said Doron Gerstel, CEO of Perion. “Currently, consumers have no ability to know in advance if they are being targeted. Our survey demonstrated that people truly want this capability. At the same time, brands are under massive pressure to achieve performance goals. Perion’s SORT technology is designed to enable both.”

SORT is being initially offered by Undertone, a Perion company and the leader in data-driven, Intelligent High Impact campaigns. Advertisers have the ability to display a SORT Signal or visible seal to highlight to consumers that they are protecting their privacy. Perion requested Neutronian, a pioneer of independent data quality certification, to review its solution and was awarded with Neutronian’s Cookieless Certification. SORT is also validated across campaigns including Colorado Tourism and Owl Labs.

Perion hired Lucid to conduct the survey on their behalf. Lucid is a programmatic research technology platform that provides access to first-party survey data in over 100 countries. With its global community of sample buyers and suppliers, the Lucid Marketplace enables anyone, in any industry, to ask questions of online audiences and find the answers they need – fast. Founded in 2010, Lucid is headquartered in New Orleans, LA with offices throughout North America, EMEA, and APAC.

About Perion

Perion (Nasdaq:PERI) is a global technology company that delivers holistic strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

About Undertone

Undertone creates memorable ad experiences by thoughtfully orchestrating solutions across video, advanced TV, rich media, and social, to drive unmatched brand lift and audience engagement on virtually every screen, and every device. Their award-winning creative team uses the company’s 20 years of experience, and billions of impressions worth of data to intelligently craft campaigns that can drive full-funnel KPIs while making meaningful connections with the 200MM+ unique users they can reach every month. Undertone brings the art and science of advertising together to intelligently craft campaigns that uplift consumers, brands, and publishers alike. Visit undertone.com to learn more.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com
Source: Perion Network Ltd.